Filed by Brookdale Senior Living Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Emeritus Corporation

(Commission File No. 001-14012)

The following is a transcript of a Brookdale investor call:

CORPORATE PARTICIPANTS

Ross Roadman Brookdale Senior Living Inc. - SVP, IR

Andy Smith Brookdale Senior Living Inc. - CEO

Mark Ohlendorf Brookdale Senior Living Inc. - President, CFO

CONFERENCE CALL PARTICIPANTS

Kevin Fischbeck BofA Merrill Lynch - Analst

Ryan Daniels William Blair & Company - Analyst

Josh Raskin Barclays Capital - Analyst

Jack Meehan Barclays Capital - Analyst

Daniel Bernstein Stifel Nicolaus - Analyst

Dana Hambly Stephens Inc. - Analyst

PRESENTATION

Operator

Good morning. My name is Brent, and I will be your conference operator today. At this time, I’d like to welcome everyone to the Brookdale Senior Living First Quarter Earnings Conference Call. (Operator Instructions). Thank you. I’d now like to turn the call over to your host, today, Mr. Ross Roadman, Senior Vice President, Investor Relations. Please go ahead, sir.

Ross Roadman - Brookdale Senior Living Inc. - SVP, IR

Thank you, Brent. Good morning, and welcome to the Brookdale First Quarter 2014 Earnings Conference Call. Joining us today are Andy Smith, Brookdale’s Chief Executive Officer; and Mark Ohlendorf, Brookdale’s President and Chief Financial Officer.

Before we begin the call, I would like to read the following disclosure statements and please bear with me, this is lengthy given all what we got going on. Certain statements on this call may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Those forward-looking statements are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology, such as may, will, should, potential, intend, expect, endeavor, seek, anticipate, estimate, overestimate, underestimate, believe, could, would, project, predict, continue, plan and other similar words or expressions. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained an actual result and performance could differ materially from those projected.

Factors which could have a material adverse effect on our operations and future prospects or which could cause events or circumstances to differ from the forward-looking statements include, but are not limited to, risks relating to the merger with Emeritus and the transactions with HCP, including in respect of the satisfaction of closing conditions to such transactions, uncertainties as to the timing of such transactions or the inability to obtain or delays in obtaining cost savings and synergies from such transactions. Such factors are based on views and assumptions of the management of Brookdale and Emeritus and are subject to significant risks and uncertainties. Certain of the factors that could cause actual results to differ materially from Brookdale’s and/or Emeritus’ expectations are detailed in the release we issued yesterday and in the reports both companies filed with the SEC from time to time. I direct you to today’s — yesterday’s earnings release for the full Safe Harbor statement.

In connection with the merger, Brookdale plans to file with the Securities and Exchange Commission a registration statement on Form S-4, that will include a joint proxy statement prospectus, as well as other relevant documents concerning the merger. Brookdale and Emeritus stockholders are urged to read the joint proxy statement prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents because they will contain important information. A free copy of the joint proxy statement prospectus and other filings containing information about Brookdale and Emeritus may be obtained at the SEC’s internet site, www.sec.gov. You will also be able to obtain these documents, free of charge, from Brookdale at www.brookdale.com under the heading About Brookdale, Investor Relations or for Emeritus at www.emeritus.com under the heading Investor Relations.

Brookdale and Emeritus and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Brookdale’s and Emeritus’ shareholders in connection with the merger. Information about the directors and executive officers, Brookdale and their ownership of Brookdale common stock is set forth in Brookdale’s Annual Report on Form 10-K/A, as filed with the SEC on April 30, 2014. Information about the directors and executive officers of Emeritus and their ownership of Emeritus stock is set forth in Emeritus’ Annual Report on Form 10-K/A as filed with the SEC on April 30, 2014. Additional information regarding the interest of those participants and other persons who may be deemed participants in the merger maybe obtained by reading the joint proxy statement regarding the merger when it becomes available.

This call should not constitute and offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 recommended.

With that said, I’d like to turn the call over to Andy. Andy?

Andy Smith - Brookdale Senior Living Inc. - CEO

Thanks, Ross. I’m surprised you could memorize all of that. Well, good morning, and thank you for being with us. I’ll lead off today with some comments about the first quarter and give you a brief update on the status of our merger with Emeritus. I’ll then turn the call over to Mark to discuss our results in more detail before opening the call to your questions.

We are pleased with our first quarter results, which were in line with our internal expectations and our financial guidance for the full year. Our adjusted CFFO of $0.64 per share increased $0.12 over the first quarter of last year, and represented our third consecutive quarter of double-digit CFFO growth. We grew revenue by 4.1%, excluding reimbursed managed community cost. We continue to produce strong rate growth and our cost growth remained moderate, especially in light of extraordinary weather related cost. We slightly exceeded our budgeted results, overcoming several challenges that added to normal seasonal softness in occupancy. We believe that the prolonged severe winter across much of the country had a material impact on our first quarter occupancy. The weather’s impact on occupancy was pronounced enough that we could isolate it to specific regions of the country.

For example, occupancy at our Florida communities actually increased by roughly 10 basis points sequentially. California was flat and Texas, which did experience isolated instances of severe weather, was down slightly. The Midwest and Northeast, however, fared much worse with certain regions experiencing sequential declines of 100 basis points to 200 basis points quarter-to-quarter. Our sequential decline in occupancy of 40 basis points primarily reflected lower move-in numbers. We actually had relatively strong increases in inquiries for the first quarter, but with the severe weather, we often just could not get the crucial in person interaction at our communities to complete the sales process. Additionally, our skilled community occupancy levels were negatively impacted, not only by the weather, but also by a less severe flu season and a very low hospital census across the country. As a result, our (Inaudible) census was down 230 basis points when compared to the first quarter of 2013. We expect to overcome this seasonal and weather related softness as we move forward through the year.

On the bright side, we continue to produce meaningful growth in rates which came in at 2.7%. We believe that our revamped marketing activities and our reinvestment in our communities are contributing to steady rates expansion. I’m also very pleased with the continued control we’ve demonstrated with our cost, even with the incremental costs related to the weather. Our first quarter same community senior housing operating expenses grew by just 2.5% over the first quarter of last year, in spite of approximately $3 million of higher than normal snow removal and utility costs. Mark will provide more details, but our cost control initiatives continue to bear fruit, particularly with our labor cost.

I mentioned the positive impact of our marketing initiatives on our rate growth and we’re continuing to progress toward our goal of making Brookdale synonymous across the country, with high-quality senior living services and solutions. We have initiated the process of physically reflagging our communities with the Brookdale name. This will better align local community marketing and outreach with our national brand activities. In fact this week, we began the first phase of the process by renaming and reflagging all of our Houston communities with the Brookdale name. With the goal of renaming communities in 13 of our markets during 2014, this is the first year of a 2-year process. Of course, we are also very pleased to announce that Tricia Conahan has joined Brookdale as our Chief Marketing Officer. As we centralized our marketing function and initiated our branding activities, we decided to bring in to the organization a veteran marketing professional who could continue to elevate our marketing and branding efforts. Tricia brings 30 years of marketing and sales skills and experience to Brookdale. She has hit the ground running as we gear up for the merger with Emeritus and all of the opportunities that they will bring.

Let me now turn to a brief update on our progress towards the completion of our transformational merger with Emeritus and the related transactions we just announced with HCP. We passed through the first of many steps with the expiration of the Hart-Scott-Rodino waiting period in mid-April. We expect to file the proxy in the near future as we finalized the accounting presentation for the various elements of the HCP transactions. The key gating issue for the timing of the closing of the merger continues to be obtaining state regulatory approvals regarding license transfers. That process is progressing smoothly at this point. And we continue to expect to complete the merger with Emeritus during the third quarter. In the meantime, our integration planning activities are well underway. Led by our experienced integration office personnel, our integration teams have been formed and comprehensive plans have been built. We are focused on creating the best organization for the merged companies and delivering the benefits of the deal. We feel good about our approach and our progress. Both companies have done this before and we are on track to move forward as an integrated Company at the anticipated closing. I want to thank the teams at both Emeritus and Brookdale for all of their hard work.

I’d like to conclude by discussing the recently announced transactions with HCP. First, in the early stages of analyzing the potential merger with Emeritus, it became clear to both HCP and to us that we could create a win-win outcome for both companies through the restructure of Emeritus’ lease portfolio with HCP. From our perspective, we were able to improve the long-term economics of the merger and at the same time, deleverage and de-risk the Emeritus triple-net lease portfolio. HCP was able to improve the credit quality of the portfolio and simultaneously preserve their long-term ownership of the real estate through termination of Emeritus’

purchase options. By putting 49 communities into a RIDEA structure, we ameliorated a negative EBITDA situation for us and created a growth vehicle for the two of us. These are good assets, they just need additional attention and capital investment. In this trade, we believe we received good value for the future purchase options that we gave up without any frictional cost or use of our capital. And the added commitment for CapEx for the portfolios will add to the potential upside of the merger.

We are also extremely excited about the formation of the entrance fee CCRC joint venture. This is one of the best asset classes in senior housing and provides a compelling value for seniors. We expect the joint venture, which marries HCP’s lower cost of capital with our operating expertise to open up new opportunities for growth. The entry fee CCRC industry, with nearly 2,000 communities and over 600,000 residents, is highly fragmented and has very little new supply being built. These assets typically trade at a 200 basis point to 300 basis point higher cap rate than rental senior housing. And therefore, create a good value creation opportunity for the joint venture. We believe that our agreement with HCP are truly win-win for both parties. We expect the agreement to add $0.10 or 25% to our projected 3-year accretion from the Emeritus merger. And we also look forward to working with HCP to capture the long-term upside the agreement’s offer.

In summary, our first quarter financial results represent a very solid first step toward achieving the growth anticipated in our guidance for the year. While we are involved in two major transactions, we are keeping our eye on the business as we work to transform our Company. We are confident that the post-merger Brookdale as the only national provider of senior living solutions will be strongly positioned to expand our share of the senior living market and our role in the increasingly integrated value-based healthcare system that is emerging.

Now, here is Mark to review our financial results in more detail.

Mark Ohlendorf - Brookdale Senior Living Inc. - President, CFO

As Andy said, we produced solid first quarter results. We saw the continuation of favorable rate growth trends from 2013 and we continue to effectively manage our expenses. As we look at our key financial performance measurements, we had a good start toward achieving our 2014 goals. Excluding certain items from both periods, our cash from facility operations, or CFFO, for the quarter totaled $79.2 million, a 13% increase over the first quarter of 2013 and adjusted EBITDA was $119.8 million, a 7% year-over-year increase. We produced senior housing revenue growth of 4% for the first quarter over the first quarter of 2013, driven by increased occupancy, rate growth and the impact of acquisitions made in 2013.

Occupancy grew by 10 basis points year-over-year. As Andy described, the normal occupancy seasonality for Q1 was exacerbated by the weather and milder flu seasons impact on the skilled census. But like any sales process, the ultimate results begin with more leads coming into the funnel. Inquiries were up compared to the first quarter of 2013 and lead contacts by our salespeople were also up. We experienced the 70% increase in visits to our website versus last year, which was prior to the commencement of our branding campaign. We’ve also experimented with paper click Internet advertising and it produced 2,500 quality leads in 3 markets in the first quarter. We’re expanding this effort into 4 more markets in the second quarter.

During the first quarter, we saw continuing price strength with a 2.7% year-over-year increase in Senior Living revenue per unit. We increased the in-place resident rates in the Assisted Living and Memory Care communities, roughly 46% of our consolidated capacity by more than 3%, effective January 1. The strongest rate growth continued in the Retirement Centers segment, where we produced a 4.9% increase over the first period of 2013. Senior housing expenses increased 3.6%, driving the operating margin to 35.4%, an increase of 30 basis points from the 35.1% in the first quarter of last year. Our ancillary services business produced $63.4 million of revenue, a 5.3% increase from the first quarter of 2013.

We saw an increase in Home Health cases offset by rate decreases and a small decrease in Outpatient Therapy volume. We’re beginning to see a growing contribution from our Hospice operations as the start-up markets begin to mature. On April 1, we will anniversary the rate decreases of sequestration and MPPR for Outpatient Therapy. We still expect full year ancillary services operating income to hit our guidance of 10% to 15% growth. Our Independent Living entry fee sales were on par with historical seasonal trends, with the first quarter being the lowest sales quarter of the year. Our $6.5 million of net entry fee cash flow was approximately $1 million lower than the first quarter of 2013. Again, sales activity was good, but the weather delayed some closings. We’ve started out the second quarter on a very solid pace for closings and have closed a number of sales already in April.

Looking at our same community data for senior housing for the first quarter of 2014 compared to the first quarter of 2013, our senior housing same communities produced a 2.9% increase in revenue, due to a 2.7% increase in revenue per unit and a 10 basis point improvement in occupancy. At the same time, expenses increased 2.5% with the operating margin rising by 20 basis points to 34.3%. Within the 2.5% cost increase, we continue to effectively manage our labor cost, which increased approximately 1.5% year-over-year. As Andy mentioned, we incurred higher than anticipated snow removal and utility costs due to the extreme weather conditions this past winter. These costs totaled $3 million in the same store portfolio. If we normalize those costs, our same-store expense growth would have been closer to 1.5%. Same community operating income grew by 3.5% versus the first quarter of 2013. Without the heightened winter related expenses, same-store operating income would have grown by approximately 5.5%.

General and administrative expense was $55.5 million for the first quarter of the year. Included in G&A cost was noncash stock-based compensation expense of $7.6 million, and integration, transaction related and EMR rollout cost of $11.8 million. Of course, the vast majority of the latter expense related to the ongoing Emeritus integration and merger process. General and administrative expense, excluding these 2 items for the quarter, was $36.2 million, which was 4.4% as a percentage of total revenue under management. Our Q1 spending on routine CapEx, which we reflect in our CFFO, was $9.4 million.

Our Program Max activity continues to scale up. As we’ve completed 4 projects already this year with 81 units, we have 16 projects under construction with 347 units and 11 more in active to development with 276 units. Altogether, this represents almost $150 million of project cost. We recently completed a refinancing for $146 million secured by first mortgages with a fixed rate of 4.77% for 7 years. Proceeds of the loans were used to refinance a $140 million loan that carried a 5.84% fixed rate that was schedule to mature in November of 2014. The company now has no mortgage debt maturities, excluding scheduled principle amortization in 2014 or 2015, and only $33 million of mortgage debt maturing in 2016.

As Andy said, the first quarter was a good start to the year. At this point, we’re not changing our full year CFFO guidance of $2.68 to $2.75 a share. This guidance does not include the impact of the Emeritus merger, the HCP transactions or any other future acquisitions or dispositions nor the expenses from transactions, integration and EMR rollout cost.

We’ll now turn the call back to the operator to begin the question-and-answer session. Operator?

QUESTION AND ANSWER

Operator

Thank you. (Operator Instructions). Your first question comes from the line of Kevin Fischbeck with Bank of America. Please go ahead with your question.

Kevin Fischbeck - BofA Merrill Lynch - Analst

All right, great. Thank you. I appreciate the color on the impact of the weather, I guess, on the occupancy side. But was wondering if you could provide any more color there, do you have any sense of what you think the impact of occupancy was? And maybe barring that, maybe what percentage of your units were you felt like impacted by the weather during the quarter?

Andy Smith - Brookdale Senior Living Inc. - CEO

Well, Kevin, this is Andy. Thank you for the question. Again, as I said in my prepared remarks, that certain areas of the country, we don’t feel like we’re affected by weather. Obviously, Florida, didn’t snow there and we showed roughly 10 basis point increased in occupancy. We have not quantified because we frankly just don’t believe, if seasonally we expect a drop in occupancy in Q1 as you know. It’s hard for us to quantify credibly and precisely the extent to which the weather exacerbated that in the first quarter. So we haven’t tried to quantify that because we just don’t feel like that’s a credible number for us to produce. I don’t know, Mark, do you would want to add anything to that?

Mark Ohlendorf - Brookdale Senior Living Inc. - President, CFO

No, I think that is good summary.

Kevin Fischbeck - BofA Merrill Lynch - Analst

Okay. And then, as far as the Emeritus transaction goes, I think in the past you talked about one of the areas of upside that’s not included in your synergy guidance of being kind of the Program Max type opportunity. How quickly do you think that you can execute on that? And I think HCP is part of one of the deals provided some financing for CapEx. I mean (Inaudible) financing wise and execution wise, how quickly can you execute on that opportunity?

Andy Smith - Brookdale Senior Living Inc. - CEO

Well, there are two different things here. One is Program Max, which is, of course, our effort to reposition communities or (Inaudible) them in the marketplace. The planning for that is already under way, but that’s going to take a little bit longer. Those projects are larger and more complex and so that will take a little bit longer than the second prong of it, which is simply investing capital into the communities to improve them, to refresh and to refixture them to do things that are of that sort. In that type of capital investment we expect to initiate very quickly after the merger and in fact, the planning of that is ongoing right now.

Kevin Fischbeck - BofA Merrill Lynch - Analst

Okay. And then this is the last question. In the past, around this Emeritus deal you talked a lot about what the real estate value of the company is and I think people have wondered if there was a way to tap into that at some point in the future. The HCP deals clearly a way to do that in at least a smaller way. How do you think — any updates on how you think about your real estate value and if you are tap into it, do you think it be things like this or it just really just kind of a one-off issue because Emeritus had some underwater leases that kind of need to be addressed?

Andy Smith - Brookdale Senior Living Inc. - CEO

Well, I’ll say two things about that, Kevin. First off, we value our partnership with all of our lessors, all of the healthcare REITs. We’re in constant dialogue with each one of them to try to find ways to create these what we really believe we did here which is a win-win for both sides of the equation. So while I can’t say that I expect transactions of this sort to occur anytime soon, we’re constantly in dialogue with those folks to see if there’s, again, an opportunity for both sides of the equation, that’s one thing.

The second thing I’d say and, I believe, we have been consistent with this from the announcement of the Emeritus merger Board, we believe there is a lot of inherent value in the real estate that we have and that Emeritus has. And we think if we execute against our plan to consummate this merger and then execute against our plan and produce the synergies and the accretion that we think we will get, than we think the best way to create value for our shareholders is to continue to control all of that real estate as we go forward. Now that having been said, we’re constantly on the lookout and we are constantly evaluating market conditions, if there were ever a circumstance where we felt like we could capture all of that value in one transaction and leave the resulting OpCo in a place would if where it would thrive and survive such that we could create more value than we think we can create by simply executing against our merger plan and we would obviously look at a transaction like that. I personally don’t believe from our evaluation of market conditions that, that’s likely to occur. So our game plan is to keep our head down and executing into this merger and create all of the value that we think is there by simply carrying out the merger and executing against our plan.

Kevin Fischbeck - BofA Merrill Lynch - Analst

That is very helpful. Thank you.

Andy Smith - Brookdale Senior Living Inc. - CEO

Sure. Thanks.

Operator

Your next question comes from the line of Ryan Daniels with William Blair. Please go ahead with your question.

Ryan Daniels - William Blair & Company - Analyst

Good morning, guys. Thanks for taking the question. A quick follow-up on Kevin’s first question about the weather impact. I don’t know if you have any data, Mark, available, but I’m curious in the markets that were hit by weather, if you’ve seen more of a rapid snapback in occupancy. I would assume the needs of the individuals are still there and given the weather improvement maybe we’ll see a bigger snapback in those markets and other ones. Any color there?

Mark Ohlendorf - Brookdale Senior Living Inc. - President, CFO

I do not have that data in front of us here. Again, there is some seasonality in the business that we would see normally each year. So it’s a little bit of a challenge to unwind the impact of that normal seasonality from the severe weather that we clearly saw this year.

Ryan Daniels - William Blair & Company - Analyst

Okay, that’s fair. And then, Andy, I guess, moving on to more Emeritus questions. I know one of the things you have specifically mentioned in the past is the ability to train your staff better and raise the development of staff over time. So I wanted to ask a few questions about that as it seems fairly important to you. Number one, wanted to get an update on the novel training program you announced with HealthStream for your workforce and how that’s rolling out? Number two, I’m curious if that’s going to be a primary vehicle you’ll leverage to train the novel Emeritus employees when that transaction closes in the third quarter?

Andy Smith - Brookdale Senior Living Inc. - CEO

Right. Well, we’re very proud of our partnership with HealthStream. We think we’re going to produce great benefits from that. But that’s only a component of the training programs that we are currently implementing at Brookdale, and we expect to implement across the Emeritus platform after the merger closes. So it’s only a piece of it. Ryan, but we are at Brookdale today, totally revamping and improving the way that we onboard associates, the way that we train them, the way that we develop them and the way that we give them opportunities to grow. So in addition to that, we are also rolling out a program to what we call our standards expectations and walk-through program. It’s a way for us to monitor all of the across each one of our communities compliance with all of our policies and procedures. And we’ve also formed a partnership this year to really upgrade at least we believe we’re really going to upgrade how we do that. So the HealthStream partnership again is important to us. We’re really excited about it, but it’s only a component of a much broader program.

Ryan Daniels - William Blair & Company - Analyst

Okay. That’s very helpful color. And then last one and I’ll hop off, just regarding the pending CCRC joint venture. Can you talk a little bit about the opportunity for M&A there? I know that’s mostly a not for profit industry. So curious what you see in the marketplace and what you think the longer-term potential to grow that asset base is? Thanks.

Andy Smith - Brookdale Senior Living Inc. - CEO

Okay. Thanks, Ryan. It’s very fragmented. You’re right that it’s mostly nonprofit, not entirely, but mostly nonprofit. It’s a big market where we see lots of growth opportunities. Not in the nature of portfolio growth opportunities, but each one of these campuses is big. So each particular acquisition opportunity is fairly large in it of itself. So we think over time, there’s going to be a real opportunity to grow their business. We’re currently looking at a couple of entrance fee acquisition opportunities right now. So we’re very excited that we can marry up our expertise with HCP’s capital, alongside of our capital and we think over time, that will be a very fruitful growth vehicle for both companies.

Ryan Daniels - William Blair & Company - Analyst

Perfect. Thanks again guys.

Operator

Your next question comes from the line of Josh Raskin with Barclays. Please go ahead with your question.

Josh Raskin - Barclays Capital - Analyst

Great. Thanks. I’m here with Jack. I’ve got one question and Jack has a follow-up, as well. Just first question on the Emeritus transaction. One, just want to confirm that you guys are still comfortable with that 3Q close, I know you mentioned that, but with the proxy still not out, just curious how much time it takes from sort of filing to a potential close? And then any color you can give us on the Emeritus operations? I assume they’re going to drop a 10-Q, maybe early next week and sort of drop the numbers in there instead of reporting. So any expectations we should have around their portfolio, I’m sure you guys are in constant dialogue with them?

Mark Ohlendorf - Brookdale Senior Living Inc. - President, CFO

Right. So I’ll take the second question first. Emeritus has not yet released its results and therefore, we can’t. They’re a separate company. They’re running as a separate company and we can’t speak to that and we can’t remark upon it until they’ve release their own results, which I don’t know if they’ve announced even when they’re going to do that. I expect them to announce their results shortly, but we can’t speak to that. With respect to your first question, which was the timing of the merger. Yes, Jack, we’re completely comfortable at this point with the third quarter closing expectations. Again, the real pacing event is licensing, getting the licensing approvals from the various states. That process is going along fine, but we think that is really going to be the last piece of the puzzle that falls into place. We expect to file the proxy relatively quickly. It’s complicated, but we expect it to happen soon. But that is really in our expectation, not a pacing event, it’s going to be licenses that determine when we can actually close.

Jack Meehan - Barclays Capital - Analyst

Good morning. This is Jack. I want to ask about the weather slightly differently. How were the move-ins in the quarter and how did that compared to the trends in 2013? And then as you think about some of the markets that got hit a little bit harder than others, was there a particular segment that showed more pressure so Independent Living versus Assisted versus the CCRCs?

Mark Ohlendorf - Brookdale Senior Living Inc. - President, CFO

Well, not surprisingly, both move-ins and move-outs were down modestly this year. Again, the flu season was not as severe this year. So that was a positive impact, if you will, on reducing move-outs. At the same time, the severe weather disrupted the sales pipeline and the move-ins were somewhat lower as well. If you look at our segment data, there’s a modest difference in performance between the Retirement Centers segment and the Assisted Living segment, but it’s a very modest difference. I think the biggest correlation that you would see in the numbers is the worst the weather was, the more disrupted the sales pipeline was. I think Andy mentioned some of the market by market occupancy performance numbers that we saw which certainly bear that out.

Jack Meehan - Barclays Capital - Analyst

Got it. And then just last one, as we think about the occupancy ramp through the end of the year, I’m just guessing, at the end of March you probably at a lower level than the overall average occupancy for the first quarter, would it be normal to expect maybe 2Q is flat or slightly down before ramping through the end of the year?

Andy Smith - Brookdale Senior Living Inc. - CEO

Yes. What we see normally — well, first off, in terms of Q2, I would say, again, we’re pleased with our rate growth and we have good rate expectations for the second quarter. What we generally see on occupancy as a seasonal pattern, is typically that occupancy dips in the first quarter and sort of begins to flatten out in the second quarter and you see occupancy growth through the balance of the second half of the year. Again, this year weather is exacerbated where we expected to be a little bit on occupancy for Q1. So I think the way you characterized it, Jack, is pretty good. We would expect to see meaningful occupancy growth beginning in the second half of the year.

Jack Meehan - Barclays Capital - Analyst

Got it. Okay. Thanks guys.

Andy Smith - Brookdale Senior Living Inc. - CEO

Sure. Thank you.

Operator

Your next question comes from the line of Daniel Bernstein with Stifel. Please go ahead with your question.

Daniel Bernstein - Stifel Nicolaus - Analyst

Good morning. This may not be a big part of your business, but the capital lease rate is over 8%. It’s pretty clear that other capital options are a lot cheaper than that. Are there any opportunities to restructure the capital leases to get a lower rate or monetize that or bring it on balance sheet? Just trying to understand if there’s any options there.

Mark Ohlendorf - Brookdale Senior Living Inc. - President, CFO

Dan, I’m not sure there’s an answer to that question sufficiently (Inaudible) to even go through on the phone. Some of the leases are treated that way because we have purchase options, which I think we’ve talked about before. So there’s kind of a self implementing way to refinance that capital. Some of them are not and where we don’t have purchase options, it’s more challenging to get at that.

Daniel Bernstein - Stifel Nicolaus - Analyst

Okay. Are you able to disclose when those purchase options are exercisable?

Mark Ohlendorf - Brookdale Senior Living Inc. - President, CFO

We have not done so. We provided some general information on that. I think in the deck that we had related to the HCP transactions, but we don’t intend to provide specific information on that.

Daniel Bernstein - Stifel Nicolaus - Analyst

Okay. And on HCP joint venture for the CCRCs, or I guess, just the transaction in general, was it something where you approached them and you saw the opportunity to maybe again be able to grow the CCRC platform, want to delever and de-risk the Emeritus leases? Is there something where you approached them or did they approached you on the opportunity?

Andy Smith - Brookdale Senior Living Inc. - CEO

I guess, first on the entrance fee CCRC platform, we’ve had conversations with HCP about that opportunity for literally years. And so we’ve been in conversations with them for a lengthy period of time. I think it’s probably fair to say that we approached HCP on the entirety of the transaction, but it was very collaborative. I’m not even sure it was important who reached out to who first. I certainly don’t think of it as being important because we both very quickly realize that there was an opportunity to do something that was good for both organizations and so it was very collaborative and took us longer than we wanted, but it was, again it was a very collaborative process.

Daniel Bernstein - Stifel Nicolaus - Analyst

Okay. I really don’t have that many other questions. I do want to ask about the systems at Emeritus the back offices systems. I’m trying to think how quick the integration can be? Do you have similar back office systems? Are they the same brand? Just trying to think about how quickly they could be integrate say relative to Horizon Bay transaction that you did a few years ago.

Mark Ohlendorf - Brookdale Senior Living Inc. - President, CFO

The primary difference, I think Dan, is Horizon Bay was a private company. So the opportunity to do more before the closing, in that case, was somewhat greater. Now, we have particularly in the last 60 days or so, made significant progress with the integration planning work. There are literally hundreds of people in both organizations involved in this work at this point. To answer your question on systems, not surprisingly, there is not that much commonality in systems. I don’t think you would see significant commonality among any of the senior housing providers. And quite frankly, Brookdale has operated at a substantial scale for quite a while now. We’ve been at our size, really, since the Horizon Bay transaction in 2011. So we’ve been able to refine those systems a fair amount, just because of the time that we’ve had. So we continue to be optimistic that the process will go well. It is a significant undertaking. So we’ll talk more I suspect once the transaction closes about our expectation around the timing of the cut overs and the integration activity, but suffice it to say, that process is going well to this point.

Daniel Bernstein - Stifel Nicolaus - Analyst

Okay. And the properties that you did not put into the CCRC JV, are those leases or are those properties owned or some other structure with other REITs that you didn’t want to put in there. You didn’t put all the CCRCs into that joint venture, I’m just wondering, why?

Andy Smith - Brookdale Senior Living Inc. - CEO

Right. There were some capital structure elements to those particular communities that really just didn’t make it appropriate at this time to fold them into the joint venture.

Daniel Bernstein - Stifel Nicolaus - Analyst

Okay. That is all for me. I will hop off. Thanks.

Andy Smith - Brookdale Senior Living Inc. - CEO

Thanks, Dan.

Operator

Your next question comes from the line of Dana Hambly with Stephens. Please go ahead with your question.

Dana Hambly - Stephens Inc. - Analyst

Good morning. Thanks. Just continuing on the JV CCRC. Andy, I think you talked about the cap rates there trading 200 basis points, 300 basis points wide of the senior housing. Is there an opportunity where you see those cap rates compressing as the industry rolls up a little bit or is there — I know there’s a (Inaudible) component, but is something else that just structurally those cap rates probably never compressed that the senior housing levels?

Andy Smith - Brookdale Senior Living Inc. - CEO

That would be my bet, Dana. I think there’s going to be a divergence and I think the entry fee campus type acquisition is going to remain (Inaudible) of what you could see on cap rates for the balance of the — for the rental type acquisitions. I think it’s going to continue forever is a long time, but for as long as I can predict.

Dana Hambly - Stephens Inc. - Analyst

Okay, that’s fair. And then just on entrance fee sales in the quarter, seasonally it’s a weak quarter, were they below kind of where you had budgeted. I would not think weather as much of an impact there. But was there impact there and kind of how is that trending into the second quarter?

Andy Smith - Brookdale Senior Living Inc. - CEO

Yes, a couple of things I’d say about that. First, the entrance fee sales are blocky. You’re exactly right that Q1 is seasonally soft. Now, we had a very good fourth quarter of entrance fee sales there at the end of the year. There were a couple of our communities that were adversely affected by weather. Our community in Brandywine, Pennsylvania had 3 feet of snow for 3 weeks. Nobody could move, much less move-in. The same would have been true of our entrance fee community in Holland, Michigan. So there were some small impacts on that portfolio from the weather. That having been said, I’d tell you our expectations for the first quarter would have been a little bit higher than what we actually printed. But the good news is that they are off to a very strong start for the second quarter and we expect that component of our business to have a really good second quarter. And again, we think we’re on track for the year.

Dana Hambly - Stephens Inc. - Analyst

Okay, that’s helpful. And just lastly, on the Retirement Centers portfolio, annual increase has been trending above 4%, I think the last 3 quarters or so. And even though occupancy, I think, is down year-over-year and certainly sequentially, what’s going on there? Is that sustainable? Could that accelerate or would you see that decelerating?

Mark Ohlendorf - Brookdale Senior Living Inc. - President, CFO

Well, I think our view is it is sustainable. Mostly, what’s occurring there is the street rate or the rate at which a unit resells if you will, is strengthening in that portfolio. In the economic environment that we’re in right now, 4% or 5% rate growth is pretty strong. So we’re certainly taking all the measures we can to continue the progress we’ve seen, but again, rate growth at 4% or 5% in today’s environment is pretty good.

Dana Hambly - Stephens Inc. - Analyst

Okay. I agree. Thank you.

Andy Smith - Brookdale Senior Living Inc. - CEO

Thanks, Dana.

Operator

Thank you. Now I’d like to turn the call back over to Mr. Ross Roadman for any closing remarks.

Ross Roadman - Brookdale Senior Living Inc. - SVP, IR

Thank you, Brent. Thank you for your participation. We look forward to talking to many if not all in the coming weeks. We have some pretty active conference schedule coming up. We’ll be in Las Vegas next week; New York City, the first week of June; Los Angeles, the second week of June; and Boston, the third week of June. So we look forward to talking to many of you. With that, thank you very much for your participation.

Operator

Thank you. This concludes today’s conference call. You may now disconnect.

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Forward Looking Statements

Certain items in this communication (including statements with respect to the merger) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Those forward-looking statements are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “would,” “project,” “predict,” “continue,” “plan” or other similar words or expressions. Although we believe that expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and actual results and performance could differ materially from those projected. Factors which could have a material adverse effect on our operations and future prospects or which could cause events or circumstances to differ from the forward-looking statements include, but are not limited to, the risk associated with the current global economic situation and its impact upon capital markets and liquidity; changes in governmental reimbursement programs; our inability to extend (or refinance) debt (including our credit and letter of credit facilities) as it matures; the risk that we may not be able to satisfy the conditions precedent to exercising the extension options associated with certain of our debt agreements; events which adversely affect the ability of seniors to afford our monthly resident fees or entrance fees; the conditions of housing markets in certain geographic areas; our ability to generate sufficient cash flow to cover required interest and long-term operating lease payments; the effect of our indebtedness and long-term operating leases on our liquidity; the risk of loss of property pursuant to our mortgage debt and long-term lease obligations; the possibilities that changes in the capital markets, including changes in interest rates and/or credit spreads, or other factors could make financing more expensive or unavailable to us; our determination from time to time to purchase any shares under the repurchase program; our ability to fund any repurchases; our ability to effectively manage our growth; our ability to maintain consistent quality control; delays in obtaining regulatory approvals; the risk that we may not be able to expand, redevelop and reposition our communities in accordance with our plans; our ability to complete acquisitions and integrate them into our operations; competition for the acquisition of assets; our ability to obtain additional capital on terms acceptable to us; a decrease in the overall demand for senior housing; our vulnerability to economic downturns; acts of nature in certain geographic areas; terminations of our resident agreements and vacancies in the living spaces we lease; early terminations or non-renewal of management agreements; increased competition for skilled personnel; increased union activity; departure of our key officers; increases in market interest rates; environmental contamination at any of our communities; failure to comply with existing environmental laws; an adverse determination or resolution of complaints filed against us; the cost and difficulty of complying with increasing and evolving regulation; risks relating to the merger, including in respect of the satisfaction of closing conditions to the merger; unanticipated difficulties and/or expenditures relating to the merger; the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; uncertainties as to the timing of the merger; litigation relating to the merger; the impact of the merger on each company’s relationships with residents, employees and third parties; and the inability to obtain, or delays in obtaining, cost savings and synergies from the merger; as well as other risks detailed from time to time in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. We expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It

In connection with the merger, Brookdale plans to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Brookdale and Emeritus that also constitutes a prospectus of Brookdale, as well as other relevant documents concerning the proposed transaction. STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS

REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the joint proxy statement/prospectus and other filings containing information about Brookdale and Emeritus may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Brookdale at www.brookdale.com under the heading “About Brookdale / Investor Relations” or from Emeritus at www.emeritus.com under the heading “Investor Relations.”

Brookdale and Emeritus and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Brookdale’s and Emeritus’ stockholders in connection with the merger. Information about the directors and executive officers of Brookdale and their ownership of Brookdale common stock is set forth in the Annual Report on Form 10-K/A, as filed with the SEC on April 30, 2014. Information about the directors and executive officers of Emeritus and their ownership of Emeritus common stock is set forth in Emeritus’ Annual Report on Form 10-K/A, as filed with the SEC on April 30, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement regarding the merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.